United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                               ------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                           GenesisIntermedia.com, Inc.
                -------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                -------------------------------------------------
                         (Title of Class of Securities)

                                   37184T 106
                --------------------------------------------------
                                 (CUSIP Number)

                                Colette Johnston
                             Ultimate Holdings, Ltd.
                           13 Parliament St. Hamilton
                                  HM 12 Bermuda
                ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No.: 37184T 106                                                        13D
                                                                     Page 2 of 4
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(1)      NAME  OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ultimate Holdings, Ltd., a Bermuda limited company
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                              (b)
--------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*  WC, BK

--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda
--------------------------------------------------------------------------------
NUMBER OF                  (7)      SOLE VOTING POWER

 SHARES                                 2,028,634
                        --------------------------------------------------------
BENEFICIALLY               (8)      SHARED VOTING POWER

  OWNED BY                              None
                        --------------------------------------------------------
      EACH                 (9)     SOLE DISPOSITIVE POWER

 REPORTING                              2,028,634
                        --------------------------------------------------------
PERSON WITH                (10)     SHARED DISPOSITIVE POWER

                                            None
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,028,634
--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   30%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*   CO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 37184T 106                                                       13D
                                                                     Page 3 of 4
--------------------------------------------------------------------------------

Item 1.       Security and Issuer.

     This  statement  constitutes  Amendment No. 3 to the original  statement on
Schedule 13D filed with the Securities and Exchange Commission on May 14, 2000, as amended by Amendment No. 1 which was filed on August 14, 2000 and Amendment No. 2 which was filed on September 15, 2000, in connection with shares of common stock, $.001 par value per share, of GenesisIntermedia.com, Inc., a Delaware corporation. The Issuer's principal executive offices are located at 5805 Sepulveda Blvd., 4th Floor, Van Nuys, CA 91411. Unless otherwise stated herein, the Schedule 13D, as previously filed, remains in full force and effect.

Item 3.       Source and Amount of Funds or Other Considerations.

     Reporting  Person  made  the  various  purchases  listed  in Item 5 of this
Schedule 13D for an aggregate amount of $7,085,646. The source of the funds for these purchases were working capital of Reporting Person as well as loans made in the ordinary course of business by Deutche Bank pursuant to an open-ended line of credit with interest calculated 9.5% per annum.

Item 5.       Interest in Securities of Issuer.

     (c) The following purchases were made on the Nasdaq open market subsequent to the Schedule 13D and Amendment No. 2 to the Schedule 13D on the following dates:

               Shares Purchased             Shares Sold         Exercise Price        Transaction Date
           ----------------------        ----------------   --------------------    -------------------
                    37,500                                       $15.560                09/01/00
                    15,000                                      $15.1850                09/05/00
                    25,000                                        $15.80                09/08/00
                    26,500                                      $15.1142                09/11/00
                     9,500                                       $15.060                09/12/00
                    25,000                                       $15.060                09/15/00
                    40,000                                       $15.060                09/18/00
                    90,000                                        $15.00                10/06/00
                   110,000                                      $15.0625                10/23/00
                    90,000                                        $15.00                10/24/00

                   468,500

     Note 1: The Reporting Person became a 10% shareholder of the Issuer on June 29, 2000. Reporting Person executed trades following that date that were subject to the Section 16(b) prohibition on "short-swing" profits. As a result, Reporting Person has disgorged to Issuer "short-swing" profits in the amount of $184,356.23. This "short-swing" profit figure is larger than the figure set forth in Amendment No. 2 to the Schedule 13D due to subsequent purchases reflected in this Amendment No. 3 to the Schedule 13D. The price per share of the purchases reflected above, when matched against previous sale prices pursuant to Section 16(b), resulted in the larger "short-swing" profits figure.

                                   SIGNATURES

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 2000                ULTIMATE HOLDINGS, LTD.


                                        By: /s/ Colette Johnston
                                           __________________________
                                            Colette Johnston
                                            Manager